UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-41464

CUSIP NUMBERS
G8403L 102
G8403L 110

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:

☐ Transition Report on Form 10-K

☒ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: December 8, 2023

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

SRIVARU Holding Limited

Full Name of Registrant

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

City, State and Zip Code

Grand Cayman, KY1-1006

Cayman Islands

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced in a press release issued by Mobiv Acquisition Corp (“Mobiv”), on December 8, 2023, SRIVARU Holding Limited (“SVH” or the “Company”) consummated the previously announced business combination between Mobiv and SVH’s wholly owned subsidiary, Pegasus Merger Sub Inc. (“Merger Sub”), pursuant to the business combination agreement dated March 13, 2023, among SVH, Merger Sub and Mobiv, as amended by the first amendment to agreement and plan of merger dated August 4, 2023 (as amended, the “Merger Agreement”). Subsequent to the closing of the business combination, due to the Company’s currently available resources required to prepare the Company’s financial statements and Transition Report on Form 20-F related to the business combination (the “Form 20-F”), the Company is unable to file its Form 20-F within the prescribed time period. The Company intends to file its Form 20-F as soon as reasonably practicable and within the extended deadline for filing in accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mohanraj Ramasamy	+1 (888)	227-8066
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☐

Registrant has not been previously required to file any such reports.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act regarding the Company’s expectation that it requires additional time to file its Transition Report on Form 20-F. Such forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of SVH’s control. Factors that may cause actual future results to differ materially from management’s current expectations include, among other things, the impact of continued uncertainty in the global economic environment and volatility in capital markets, SVH’s ability to generate cash from operating activities, fund working capital and service its commitments, and the risk that the completion and filing of the Transition Report on Form 20-F will take longer than expected. Except as required by law, SVH undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

SRIVARU Holding Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 15, 2023	By:	/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer